Notice to ASX 27 July 2022 2022 Half year results presentation Attached is the Rio Tinto 2022 half year results presentation to be given at 9.30am (GMT) / 6.30pm (AEST) today by Rio Tinto Chief Executive Jakob Stausholm, and Chief Financial Officer Peter Cunningham. The presentation slides are also available at riotinto.com/halfyearresults2022. The live webcast will be available at riotinto.com/halfyearresults2022. EXHIBIT 99.13

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Kemano, Kitimat 2022 Half Year results Grow, decarbonise and deliver attractive shareholder returns 27 July 2022

©2022, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward- looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Jakob Stausholm Chief Executive Oyu Tolgoi, Mongolia

©2022, Rio Tinto, All Rights Reserved 4 A dynamic world full of opportunities and some challenges Source: Bloomberg | * International Monetary Fund: World Economic Outlook, April 2022 | ** Weighted by first half 2022 revenue by destination 9.1 2.5 9.6 2.5 -2% 0% 2% 4% 6% 8% 10% Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 US China Europe Japan - Short-term outlook remains unpredictable. Presents some challenges but offers many opportunities - Heightened inflation is leading to intervention by Central Banks and Governments – in turn, adding to risk of potential recessions - China has modest inflationary pressures and more room to maintain a supportive policy stance and introduce further easing measures to promote growth - Longer term trends we identified are unchanged – underpinned by ongoing urbanisation and the energy transition - We have the portfolio, people and strategy to deliver long term and sustainable value 7.4 Global IMF* 5.0 Based on Rio Tinto revenue exposure** Consumer Price Index

Best operator Impeccable ESG credentials Excel in development Transform our safe operating performance Empower our workforce through Rio Tinto Safe Production System Accelerate our own decarbonisation Help our customers develop products and services that decarbonise Grow in commodities enabling the global energy transition Deliver value-adding growth whilst maintaining financial strength and resilience ©2022, Rio Tinto, All Rights Reserved Foundations for a stronger Rio Tinto emerging 5 Social licence Making long-term, positive change to our culture Attractive partner to our customers and host countries Partner and restore trust within the community for shared success

©2022, Rio Tinto, All Rights Reserved 6 Robust financials; focused on strategy * Taxes and government royalties in respect of underlying earnings in first half 2022 $16bn Underlying EBITDA 34% Underlying ROCE Free cash flow of $7bn Net cash of $0.3bn $4.3bn Dividends declared to shareholders Gudai-Darri first ore Ramping up Rio Tinto Safe Production System 15 deployments across 11 sites 0.35 All injury frequency rate (AIFR) Oyu Tolgoi first draw bell First sustainable production in H1 2023 $4.8bn* Taxes & government royalties Rincon lithium early works funding Accelerate market entry and support a full scale operation Cape Lambert port, Western Australia

Peter Cunningham Chief Financial Officer Karratha rail, Western Australia

©2022, Rio Tinto, All Rights Reserved 8 Robust financial results against all-time highs in 2021 ($bn, except where stated) H1 2022 H1 2021 H1 2020 vs H1 2021 vs H1 2020 Consolidated sales revenue 29.8 33.1 19.4 - 10% +54% Underlying EBITDA 15.6 21.0 9.6 - 26% +63% Underlying earnings 8.6 12.2 4.8 - 29% +79% Net earnings 8.9 12.3 3.3 - 28% +170% Underlying ROCE 34% 50% 21% Cash flow from operations 10.5 13.7 5.6 - 23% +88% Capital expenditure 3.1 3.3 2.7 - 6% +15% Free cash flow 7.1 10.2 2.8 - 30% +154% Total dividend 4.3 9.1 2.5 - 53% +72% Total dividend per share ($) 2.7 5.6 1.6 - 52% +69% Net cash 0.3 1.6* * At 31 December 2021

©2022, Rio Tinto, All Rights Reserved 9 Rising macro economic uncertainty Iron Ore1 (-24% YoY) Aluminium2 (+37% YoY) Copper3 (+7% YoY) 0 50 100 150 200 250 Iron ore (US$/dmt) HY Average 0 150 300 450 600 750 900 1050 1,000 1,500 2,000 2,500 3,000 3,500 4,000 LME Aluminium ($/t) HY Average MWP (RHS) 200 250 300 350 400 450 500 Price (c/lb) HY Average Extended COVID restrictions in China impacted steel demand to a greater extent than steel production and iron ore consumption. Demand recovery continues in the rest of the world Total H1 22 seaborne supply contracted due to the war in Ukraine and lower exports from India. Aggregate shipments from the major low-cost producers remained flat compared to the previous year Iron ore prices remained largely unchanged just below $140/dmt CFR half-on-half supported by tight fundamentals, in turn reflecting lower shipments from Ukraine and Russia and challenges to non-majors supply Firm demand in North America construction and packaging. China demand impacted by COVID lockdowns Smelters remain at risk of closure in the US and Europe on high energy costs. Expected disruption to Russian aluminium did not materialise Chinese output rises on restarts and commissioning of new capacity, adding ~4Mtpa in operational capacity A decline in global inventories has been supportive of prices as physical markets remained tight Demand prospects weakened by COVID restrictions in China, while inflation and tighter monetary policy affected consumer sentiment in rest of the world Sharp reversal in speculative financial positions reversing a long position of over 1Mt in the first quarter to a c0.2Mt net short by the end of June Expect growth from new mines and expansions but disruption risks persist due to weather, social, environmental and operating factors Exchange inventories remain at multi-year lows 1 Monthly average Platts (CFR) index for 62% iron fines | 2 Average LME price. MWP = US Mid-West premium | 3 Average LME price | YoY = change in average price during first half compared to previous first half Sources: Rio Tinto Market Analysis

©2022, Rio Tinto, All Rights Reserved 10 Disciplined focus on cash costs in a period of rising inflation 21.0 16.4 15.6 3.4 1.5 2021 H1 Underlying EBITDA 0.3 Prices Exchange rates Inflation & Market driven Subtotal 0.3 Volumes & mix 0.4 Pilbara investment 0.5 Other unit cost increases 0.2 Non-cash costs/other 2022 H1 Underlying EBITDA Underlying EBITDA $bn External $4.6bn Controllables $0.8bn 1 Gudai-Darri increased workforce to support ramp up and targeted investments in Pilbara pit health and system reliability | 2 Includes a portion of above general inflationary cost pressures associated with higher contractor rates | 3 Total impact of the change in operating unit cash costs of -$1.3bn comprises aluminium raw materials (-$0.4bn), Pilbara investment (-$0.4bn) and Other (-$0.5bn) Iron Ore -5.7 Copper -0.1 Aluminium +1.9 Other +0.6 Kitimat -0.3 Other +0.1 Energy - Diesel -0.6 -0.5 Aluminium raw materials -0.4 General inflation -0.6 Fixed cost inefficiencies -0.3 Other cost increases2 -0.2 1,2,3 2,33

RTSPS supports improvements across safety, people and productivity

RTSPS impact		Kennecott Concentrator	West Angelas Drill & Blast	IOC Concentrator
Safety Practices and training have improved safety performance • AIFR measured at the asset		**AIFR** YTD – 0.36 2021 – 0.53 **32%** improvement YTD compared to 2021	**AIFR** YTD – 0.33 2021 – 0.58 **43%** improvement YTD compared to 2021	**AIFR***** YTD – 0.37 2021 – 0.73 **50%** improvement YTD compared to 2021*
People Our measure of engagement over bi-annual surveys show significant improvements in empowerment across lighthouse sites		**+10%** at the deployment compared to overall site from previous survey	**+7%** at the deployment compared to overall site change from previous survey	**+16%** at the deployment compared to overall site from previous survey
Productivity SPS supports operating time by addressing asset stability and availability		**Deployment Start** **Asset operating time (%) (average per quarter without annual shutdown)** 2021 2022 +3%* / +3%**	**Deployment Start** **Production Drill operating time (%) (average per quarter)** 2021 2022 +9%* / +25%**	**Deployment Start**** **Asset operating time (%) (monthly without annual shutdown)** Deployment Start 2022 +1%* / +2%**

RTSPS = Rio Tinto Safe Production System | AIFR = All Injury Frequency Rate | * Absolute change - H1 2022 vs H1 2021 (Kennecott & IOC data excludes annual shutdown) | ** Improvement change - H1 2022 vs H1 2021 (Kennecott & IOC data excludes annual shutdown) | *** IOC has been on a safety improvement journey for more than two years with RTSPS advancing efforts

RioTinto ©2022, Rio Tinto, All Rights Reserved

11

Iron Ore

Ramp-up of Gudai-Darri is pivotal

Operating metrics	H1 2022	H1 2021 comparison	2022 guidance
Average realised price[1, 3]	$120.5/t	- 28%	
Shipments[3] (100% basis)	151.4Mt	- 2%	320 – 335Mt
Unit cost[2, 3]	$21.2/t	+ 22%	$19.5 - $21.0

Financial metrics ($bn)			
Gross product sales	16.6	- 23%	
EBITDA	10.4	- 35%	
Margin (FOB)[3]	70%	- 9pp	
Operating cash flow	8.5	- 23%	
Capex	1.5	- 23%	Sustaining ~$1.5[4]
Free cash flow	7.0	- 23%	
Underlying ROCE	73%	- 48pp	

Continue to manage COVID-19: currently elevated levels of unplanned absences at our Pilbara operations due to spikes in cases

Recovery in production in Q2 supported by continued focus on mine pit health and commissioning of the Gudai-Darri mine

On track for full year guidance dependent on ramping up Gudai-Darri and replacement mines

Higher levels of SP10 due to delays in mine development sequence

Higher input prices for materials including diesel and labour; unit cost guidance maintained with increased volumes in the second half

Continue to progress new ways of working with Traditional Owner Groups: Puutu Kunti Kurrama and Pinikura and Yinhawangka co-management Heads of Agreement


Energizer
McKENZIE
BERNADETTE

[1] Dry metric tonne, FOB basis | [2] Unit costs are based on operating costs included in EBITDA and exclude royalties (state and third party), freight, depreciation, tax and interest. Unit costs are stated at an Australian dollar exchange rate of 0.71 and excludes COVID-19 response costs of 0.6 per tonne (0.5 in first half 2021) | [3] Pilbara only. All other figures reflect Pilbara operations, portside trading and Dampier Salt | [4] Subject to ongoing inflationary pressure

RioTinto
©2022, Rio Tinto, All Rights Reserved

Aluminium

Strong pricing lifted our industry-leading margins with smelter ramp-ups in the second half

Operating metrics	H1 2022	H1 2021 comparison	2022 guidance
Aluminium realised price[1]	$3,808/t	+ 45%	
Average alumina price[2]	$397/t	+ 38%	
Production – bauxite	27.8Mt	+ 2%	54 to 57Mt
Production – alumina	3.8Mt	- 7%	7.6 to 7.8Mt
Production – aluminium	1.5Mt	- 9%	3.0 to 3.1Mt
Canadian smelters – hot metal cash costs[3]	$1,732	+ 37%	

Financial metrics ($bn)			
Gross product sales	7.8	+ 31%	
EBITDA	2.9	+ 49%	
Margin (integrated operations)	41%	+ 5pp	
Operating cash flow	2.1	+ 51%	
Capex (excl. EAUs)	0.6	+ 28%	
Free cash flow	1.5	+ 65%	
Underlying ROCE	20%	+ 8pp	

Substantial increase in FCF to $1.5bn on strength in LME price and heightened demand for value-added product (VAP)

Higher input costs for key materials such as caustic soda, coke, pitch and anodes; higher raw materials also increasing inventory balances

Pacific refineries impacted by significant COVID-19 unplanned absences and above average rainfall in Eastern Australia

Controlled restart at Kitimat in Q2 2022 following strike action, with ramp-up progressing subject to plant stability. Production at Boyne stabilised and impacted cells ramping up

Kemano hydropower tunnel project achieved water flow in June ensuring the long-term, sustainable operation of Kitimat



[1] LME plus all-in premiums (product and market) | [2] Platts Alumina PAX FOB Australia | [3] Operating costs defined as hot metal cash costs for the Canadian smelters (alumina at market price)

RioTinto ©2022, Rio Tinto, All Rights Reserved

13

Higher price environment for Aluminium raw materials

Alumina refining*



100%
100%
14%
14%
38%
34%
13%
22%
32%
33%
FY 2021
H1 2022
Energy
Caustic
Bauxite
Conversion

Input costs (nominal)	H1 2021 index price	H2 2021 index price	H1 2022 index price	Inventory flow [7]	FY22 Annual cost sensitivity
Caustic Soda [1]	274 $/t	535 $/t	675 $/t	3 - 4 months	$10m per $10/t
Natural Gas [2]	2.85 $/t	4.59 $/t	6.02 $/t	0 - 1 month	$4m per $0.10/GJ
Fuel Oil [3]	64.6 $/bbl	76.3 $/bbl	105.9 $/bbl	1 - 2 months	$2m per $10/barrel

1. North East Asia FOB
2. Henry Hub
3. Brent

7. Based on quarterly standard costing (moving average)

Aluminium smelting*



100%
100%
41%
15%
21%
2%
21%
41%
17%
20%
2%
20%
FY 2021
H1 2022
Alumina
Carbon
Power
Materials
Conversion

Input costs (nominal)	H1 2021 index price	H2 2021 index price	H1 2022 index price	Inventory flow [8]	FY22 Annual cost sensitivity
Alumina [4]	288 $/t	369 $/t	395 $/t	1 - 2 months	$64m per $10/t
Petroleum Coke [5]	373 $/t	491 $/t	667 $/t	2 - 3 months	$11m per $10/t
Coal Tar Pitch [6]	748 $/t	818 $/t	1,103 $/t	1 - 2 months	$2m per $10/t

4. LME Australia
5. US Gulf (FOB)
6. North America (FOB)

8. Based on quarterly standard costing (moving average)

RioTinto

©2022, Rio Tinto, All Rights Reserved

* Alumina covers the alumina line in the Rio Tinto financial information by business unit, aluminium smelting covers Pacific Aluminium and Primary metal lines. The figures do not adjust for the effect of intra and inter segment eliminations on group profit

14

Copper

Continued progress at Oyu Tolgoi underground; strong average pricing offset by lower by-product volumes

Operating metrics	H1 2022	H1 2021 comparison	2022 guidance
Copper realised price[1]	447c/lb	+ 8%	
Production – mined copper	252kt	+ 7%	500 to 575kt
Production – refined copper	104kt	- 7%	230 to 290kt
Unit cost[2]	148c/lb	+ 108%	130-150c/lb

Financial metrics ($bn)			
Gross product sales	3.5	- 6%	
EBITDA	1.5	- 27%	
Margin (product group operations)	54%	- 7pp	
Operating cash flow	1.1	- 15%	
Capex	0.7	+ 9%	
Free cash flow	0.3	- 45%	
Underlying ROCE[3]	10%	- 5pp	

Lower sales volumes at Kennecott due to unreliable smelter performance from significant COVID-19 disruptions and labour constraints. Lower by-products: gold at Oyu Tolgoi and gold and moly at Kennecott

Increased cost pressures from labour, consumables and raw materials at Kennecott and Oyu Tolgoi

Oyu Tolgoi first and second draw bells fired in June. Total cost and schedule reforecast for underground completed: $7.06bn. First production in H1 2023. $50m five-year funding programme for Khanbogd town

Escondida higher concentrator grade and higher throughput

Production of tellurium at Kennecott - one of only two US producers of the critical mineral used in solar panels



[1] Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which negatively impacted revenues in the first half of 2022 by $140m (first half 2021 positive impact of $202m). | [2] Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage | [3] Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed

RioTinto

©2022, Rio Tinto, All Rights Reserved

Minerals

Price support in some commodities however cost pressures at operations

Operating metrics	H1 2022	H1 2021 comparison	2022 guidance
IOC pellets price[1]	$199/t	- 9%	
TiO_2 slag price[2]	$913/t	+ 18%	
Production – IOC	5.0Mt	- 1%	10.0 to 11.0Mt
Production – TiO_2	0.6Mt	- 2%	1.1 to 1.4Mt
Production – Borates	0.3Mt	+ 5%	~0.5Mt
Production – Diamonds[3]	2.1Mct	+ 15%	4.5 to 5.0Mct

Financial metrics ($bn)			
Gross product sales	3.4	+ 4%	
EBITDA	1.3	- 10%	
Margin (product group operations)	40%	- 6 pp	
Operating cash flow	0.6	+ 9%	
Capex	0.3	+ 29%	
Free cash flow	0.4	- 2%	
Underlying ROCE[4]	21%	- 2 pp	

IOC – record safety performance and monthly records for concentrate production and total material moved

Borates improved reliability and higher grades

Operational disruptions at QMM in Madagascar following cyclones

Operations experienced cost pressures including fuel and other consumables. Also increased maintenance investment to support reliability at RBM and RTFT

Rincon lithium: accelerated development pathway. Approved funding for early works and small starter plant

Production of high purity scandium oxide at RTFT – first North American producer of critical mineral



[1] Wet metric tonne | [2] TZMI chloride slag assessment in June 2022, excludes UGS | [3] Increase in production reflects 100% ownership of Diavik (previously 60%) from 1st November 2021 |
[4] Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed

RioTinto

©2022, Rio Tinto, All Rights Reserved

©2022, Rio Tinto, All Rights Reserved 17 Disciplined allocation of capital remains at our core Further cash returns to shareholders Compelling growth Debt management Essential capex Integrity, Replacement, Decarbonisation1 Ordinary dividends2 Iterative cycle of...3

18 Disciplined investing for growth and decarbonisation Reduced 2022 guidance due to stronger US dollar and rephasing of decarbonisation and development projects Ambition to grow and decarbonise reflected in 2023-24 capex of up to ~$9- 10bn including up to $3bn in growth investment, depending on opportunities Total decarbonisation investment of ~$7.5bn* from 2022 to 2030, predominantly in second half of decade ~$1.5bn* to decarbonise our assets from 2022 to 2024 Sustaining capital of ~$3.5bn per year including Pilbara Iron Ore of ~$1.5bn** Replacement spending unchanged at $2- 3bn per year M&A is in addition Capital expenditure profile $bn 5.4 6.2 ~7.5 2.4 2.4 2.7 3.3 3.1 2018A 2019A 2020A 2021A 2022F 2023F 2024F Sustaining Decarbonise our assets Pilbara replacement Other replacement Growth Ambition H1 actuals ~9.0-10.0 7.4 ~9.0-10.0 Depreciation 5.5 ©2022, Rio Tinto, All Rights Reserved * Estimated investment as of 30 June 2022 (Rio Tinto share of capital investment, refer to Financial Release pg. 73) | ** Subject to ongoing inflationary pressure Marginal Abatement Cost Curves (MACC) and large decarbonisation projects will be updated regularly

©2022, Rio Tinto, All Rights Reserved 19 Balance sheet is strong; we will maintain our discipline Balance sheet strength is an asset. Offers resilience and creates optionality Gearing -0.5% and net (cash)/debt to LTM^ EBITDA of -0.01x Operating cash flow of $10.5bn Invested $3.1bn, spent $0.8bn on Rincon acquisition and distributed $7.6bn of cash to shareholders Our financial strength allows us to simultaneously: – Reinvest for growth – Accelerate our own decarbonisation – Continue to pay attractive dividends in line with our policy Net (cash)/debt $bn * Pro-forma net debt adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag and disposal-related tax lag and the impact of IFRS 16 Leases accounting change for the prior periods. This lease accounting change is reflected in the June and December 2019 reported net (cash)/debt | ^LTM = Last Twelve Months 14.1 11.3 10.0 9.3 9.3 8.0 5.6 4.9 4.8 1.6 -3.1 -0.5 -0.3 12.9 9.6 7.6 3.8 5.2 -0.3 4.9 3.7 0.7 -1.6 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 Dec-21 Jun-22 Pro-forma net (cash) debt* Reported net (cash) debt

©2022, Rio Tinto, All Rights Reserved 20 Attractive dividends remain paramount Excluding divestment proceeds returned to shareholders | * 2017 and 2018 additional returns were executed as share buybacks Shareholder returns of 40-60% of underlying earnings on average through the cycle $2.2bn$0.8bn 0.8 2.0 2.2 2.5 2.5 6.1 4.3 1.0 1.0 1.0 3.0 52% 50% 50% 50% 53% 50% 50% 2016 H1 2017 H1 2018 H1 2019 H1 2020 H1 2021 H1 2022 H1 Interim additional* Interim ordinary dividend $bn Interim ordinary dividend payout ratio 50% interim ordinary dividend payout on average Interim ordinary dividend payout ratio %

Jakob Stausholm Chief Executive Gobi desert, Mongolia

©2022, Rio Tinto, All Rights Reserved 22 Getting the right culture is essential for successful execution Strengthening relationships with communities and Traditional Owners: Puutu Kunti Kurrama and Pinikura and Yinhawangka co-management plans Implementing all 26 recommendations from the Everyday Respect report, including a target of 80% of leaders to attend foundational training Improvements in our Business Conduct Office and myVoice reporting programme to create a more people centric response to reports of harmful behaviour Extensive Leadership Development – leadership programme for all senior leaders and through RTSPS for frontline leaders Greater trust More caring Less hierarchical RTSPS = Rio Tinto Safe Production System

Foundations for a stronger Rio Tinto emerging

Best operator

Three and a half years fatality free on a managed site, 0.35 AIFR in Q2 2022

RTSPS*: 15 deployments at 11 sites, 30 rapid improvement projects (Kaizens), **on track to meet 2022 target**

57% of leaders have undertaken the Everyday Respect training at 30 June

Impeccable ESG credentials

Increased female representation by one percentage point (or 11%) vs Dec 2021

Climate partnerships with:
Salzgitter AG, Corona Canada, Nano One, Ford

Critical minerals extracted from waste streams: tellurium, scandium

100MW proposed solar farm near Karratha, initial site to meet 1GW | RFP for 4GW renewables in East Australia**

Excel in development

Oyu Tolgoi underground project:
fired first and second draw bells

Rincon lithium in Argentina early works funding: Board approval to develop small starter plant and support a full-scale operation

Delivery of first ore from main plant at Gudai-Darri; Western Range project approvals progressed

Completed Kemano hydropower tunnel

Proposal to acquire TRQ

Social licence

Creating a **safe, respectful and inclusive** work environment

Oyu Tolgoi MOU to execute the Khanbogd Master Plan **- $50m over 5 years**

MOU with four TO groups in Weipa region around closure planning for East Weipa bauxite mine

* Rio Tinto Safe Production System | ** Request for Proposal

RioTinto

©2022, Rio Tinto, All Rights Reserved

23

©2022, Rio Tinto, All Rights Reserved 24 Decarbonising our business and value chain - Mobilising teams; significant amount of work on the ground - Our emissions are flat year on year (15.5mt in the first half of 2022) - Cannot do it alone; partnership with Government, suppliers and partners critical - Execution and investment will follow Gudai-Darri, Western Australia Renewables - RFP* for 4GW of wind and solar projects in QLD supporting ongoing engagement with Queensland Government on overall solution - 109k hectare under lease in Pilbara to support 1GW renewable additions to Rio Tinto grid Nature Based Climate Solutions - Studying six high-potential areas on or near our assets. >600k hectare of land under evaluation for conservation, restoration or regenerative practices Technology - ELYSISTM, R&D Partnerships, Hydrogen and Battery pilot projects, Technology venture investments * Request for Proposal

Pursuing our growth agenda

Exploration

- 19 countries across seven commodities
- Unlocking opportunities through technology
- Accelerating discovery, minimising footprint
- Partnering with others: KoBold Metals, Western Copper and Gold Corporation, Talon Metals

Replacement

- **Fe**: Pilbara: Gudai-Darri, Western Turner Syncline, Robe Valley, Western Range, Hope Downs 2 (includes Bedded Hilltop), and Brockman Syncline 1
- **Cu**: Kennecott south pushback
- **Al**: Kemano

Growth - internal

- **Fe**: Pilbara: Gudai-Darri; Canadian HBI; Simandou
- **Cu**: Oyu Tolgoi underground; Resolution, Winu; Kennecott underground
- **Li**: Jadar

Growth - external

- **Li**: Rincon lithium in Argentina early works funding: Board approval to develop small starter plant and support a full-scale operation
- **Cu**: Proposal to acquire TRQ minority interests

RioTinto ©2022, Rio Tinto, All Rights Reserved

25

©2022, Rio Tinto, All Rights Reserved 26 Strong foundation for growth, decarbonisation and shareholder returns Outstanding foundation Delivery on strategy Compelling investment proposition - Long-life, low cost assets - All materials we produce are vital - Resilient cash flows through the cycle - Capital discipline - Robust balance sheet - Advantageous renewables position - World-class pipeline of projects - Best operator, Impeccable ESG, Excel in development, Strengthening our social licence - Accelerate our own decarbonisation - Grow in materials enabling the global energy transition - Develop products and services that help our customers to decarbonise - Make choices – we are opportunity rich. Exit projects and stop initiatives if outlook is not appealing - Unique resilience through the cycle - Attractive partner to our customers and host countries - Reduce risks by accelerating our own low-carbon transition - Deliver value-adding growth - Continue to pay attractive dividends in line with our policy

Appendices

Iron ore market tight despite slowdown in China China’s crude steel production (Mt annualised) Iron Ore1 (-24% YoY) – Extended COVID restrictions in China impacted steel demand to a greater extent than steel production and iron ore consumption. Demand recovery continues in the rest of the world – Total H1 22 seaborne supply contracted due to the war in Ukraine and lower exports from India, although aggregate shipments from the major low-cost producers remained flat compared to previous year – Iron ore prices remained largely unchanged just below $140/dmt CFR half-on- half supported by tight fundamentals and falling stockpiles Seaborne Iron Ore supply run rate (Mt annualised2) 1 Monthly average Platts (CFR) index for 62% iron fines | 2 Total seaborne suppliers annualised, reported at 100%. Sources: Rio Tinto, NBS, Kpler | YoY = change in average price during first half compared to previous half Sources: Rio Tinto Market Analysis $/dmt 28 0 50 100 150 200 250 Jan-19 Jul-19 Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Iron ore (US$/dmt) HY Average 800 850 900 950 1000 1050 1100 1150 1200 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5 Yr Range 2020 2021 5 Yr avg 2022 1100 1200 1300 1400 1500 1600 1700 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2016-21 Range 2016-21 Avg 2021 2022

29 Aluminium1 (+37% YoY) Copper2 (+7% YoY) TiO2 (chloride slag) (+18% YoY) - Firm demand in North America construction and packaging. China demand impacted by COVID lockdown - Chinese output rises on restarts and commissioning of new capacity, adding c4Mtpa in operational capacity from Q4 21 to Q2 22. Exports rising - Expected disruption to Russian aluminium did not materialise. Smelters remain at risk of closure in the US and Europe on high energy costs - Global inventories are relatively low - Demand prospects weakened by COVID restrictions in China, while inflation and tighter monetary policy affected consumer sentiment in rest of the world - Sharp reversal in speculative financial positions reversing a long position of over 1Mt in the first quarter to a c0.2Mt net short by the end of June - Expect growth from new mines and expansions but disruption risks persist due to weather, social, environmental and operating factors - Exchange inventories remain at multi-year lows – Elevated TiO2 utilisation rates and rising pigment prices continued to support feedstock demand in H1 – Limited new high-grade feedstock production available in the first half – Tight supply encouraging positive purchasing sentiment Price support for aluminium, copper and TiO2 200 250 300 350 400 450 500 Price (c/lb) HY Average 0 150 300 450 600 750 900 1050 1,000 1,500 2,000 2,500 3,000 3,500 4,000 LME Aluminium ($/t) HY Average MWP (RHS) 600 650 700 750 800 850 900 950 CP Slag ($/t) 1 Average LME price. MWP = US Mid-West premium | 2 Average LME price | YoY = change in average price during first half compared to previous half | Source: Rio Tinto Market Analysis ©2022, Rio Tinto, All Rights Reserved

30 Accelerating current abatement projects Our Marginal Abatement Cost Curve for Scope 1 & 2 emissions (excl. Pilbara and Pacific Operations repowering, ELYSISTM, energy efficiency and carbon offsets) As of 30 September 2021 USD$/t CO2e 2.51.0 1.50.0 0 4.54.03.53.0 250 300 2.00.5 -100 -50 50 100 200 150 Mt CO2e Renewables Mobile diesel Process heat Anodes & reductants ©2022, Rio Tinto, All Rights Reserved

Weipa solar extension project Project summary: Increase renewable energy generation and storage to support Weipa and Andoom mining operations and Weipa township. Overview: First abatement 2022 Full abatement (2025) 20ktpa CO2e Details: - Addition of a new 4MW solar farm next to existing 1.6MW solar farm - Installation of a 4MW/4MWh Battery Energy Storage System next to Weipa Power Station and facilitating infrastructure. - Interconnection of the Weipa and Andoom 22kV networks to provide steady base load demand for both Andoom and East Weipa mines with the smaller Andoom generators managing demand variability. - In a separate project, we are exploring options for renewable energy generation to support Amrun mining operations, with a view to abate 31ktpa. 31©2022, Rio Tinto, All Rights Reserved

Reducing anode effects at Alma First abatement 2021 Full abatement 30ktpa CO2e Process improvement 36% reduction in anode effects Details: “Anode effects” can occur if oxygen levels inside the pot are too low, leading to emissions. The team carried out tests on trial pots to review and refine algorithms. Using this data, the Electrolysis team now receives live information about pot status from the Aluminium Operations Centre via text message, enabling employees to intervene quickly and efficiently. Project summary: 32 The Electrolysis team at Alma smelter identified and implemented a process improvement to address anode effects. Overview: ©2022, Rio Tinto, All Rights Reserved

QMM wind and solar project

Project summary:

QMM has signed a 20-year power purchase agreement using renewable energy with CrossBoundary Energy to supply their mine operations in southern Madagascar. This project will enable QMM to meet all of its electricity needs during peak periods and up to 60% of its annual electricity consumption.

Overview:

First abatement	**2022**
Full abatement (2024)	**>26ktpa CO_2e**

Details:

The renewable power supply will reduce QMM's heavy fuel oil purchases by up to 8.5kt per year

8MW solar energy facility (~18,000 solar panels)

- Operational in 2022
- Site preparation complete and construction started July (footings and frames)
- On track for completion November 2022



12MW wind power facility

On track for completion in 2023

©2022, Rio Tinto, All Rights Reserved

33

Our products enable the energy transition and we need to be part of net zero value chains

Iron ore


365Mt
CO_2e

Customer partnerships

- Baowu / Tsinghua (2019)
- Nippon Steel (2020)
- POSCO (2021)
- BlueScope (2021)
- Salzgitter (2022)

Technology partnerships and investments

Blast furnace optimisation	Pilbara beneficiation	Low-carbon research project
H_2 DRI and melter	H_2 DRI Canada	Simandou

2022 customer engagements

28% of our customers have public targets and net zero ambition;

We will engage with our direct customers, representing 75% of our iron ore scope 3

Aluminium


145Mt
CO_2e

ELYSIS™

On track for zero emission technology to be available for installation from 2024

Limited influence on power-related emissions

74% of our downstream aluminium value chain Scope 3 emissions are from our customers (and customer's customers) use of electricity, predominantly in China

2022 customer engagements

We will engage with all our bauxite customers to seek collaboration in alumina refining decarbonisation projects

Shipping


8.6Mt
CO_2e

Net zero by 2050
from shipping of our products

Net zero vessels in our portfolio by 2030

40% intensity reduction by 2025
five years ahead of IMO deadline

01
Improving existing vessels efficiency

02
Increasing use of transition fuels (LNG and biofuels)

03
Partnering for development of net zero fuels (green ammonia)

RioTinto

©2022, Rio Tinto, All Rights Reserved

34

35 Partnering to reduce the carbon footprint of our value chains 95% of Scope 3 emissions is from the processing of iron ore, bauxite and other products by our customers 94% of these processing emissions take place at our customer facilities in China, South Korea, Japan and other countries that have pledged to be carbon neutral by around mid-century About 28% of our iron sales are directly to steel producers that have already set public targets for their Scope 1 and 2 emissions (our Scope 3), and have ambitions to reach net zero by around mid-century In 2022, we commit to engage with all our direct iron ore customers, representing approximately 75% of our iron ore sales and related Scope 3 emissions ©2022, Rio Tinto, All Rights Reserved

36 Our focus areas for iron and steel decarbonisation Multiple projects Universities Pilbara pathway 1 Pilbara pathway 2 Project – study phase High-quality iron ore Blast furnace optimisation Pilbara beneficiation Low-carbon research project H2 DRI and melter H2 DRI Canada Simandou 1 2 4 5 63 Customer partnerships We have a dedicated steel decarbonisation team Future pathways for Pilbara iron ore ©2022, Rio Tinto, All Rights Reserved

ELYSIS™ zero carbon metal meets new market demand

LOW CARBON FOOTPRINT PRODUCTS: AN IRREVERSIBLE TREND

Aluminium has always been the leading choice for sustainable product development due to its light-weight, strength and infinite recyclability. This technology takes the miracle metal's **sustainable advantage to a new level.** ELYSIS™ technology will allow the production of widely used products with less impact on our environment.

WORLD-CLASS PARTNERSHIP

ELYSIS

Alcoa

Rio Tinto

Québec

Canada

CARBON-FREE SMELTING. LOWER OPERATING COST. HIGHER PRODUCTIVITY.

THE BENEFITS OF THE TECHNOLOGY ARE NUMEROUS :

- Completely **eliminates direct greenhouse gas emissions** and **other by-products** in the aluminium smelting process.
- Potential to reduce GHG emissions in Canada by approximately 7 million metric tons. This would represent close to **20% of both Quebec and British Columbia's total industrial emissions.**
- Will allow the **production of greener products**: smartphones, cars, planes, construction supplies, etc.
- **Reduces operating costs** through the reduction of anode consumption.
- Increases the **productivity of aluminium smelters.**

© 2018-2021, ELYSIS Limited Partnership, All rights reserved. ELYSIS is a trademark of ELYSIS Limited Partnership

Strong market demand emerging

- **Q3 2020:** Apple's 16" MacBook Pro is world's first device manufactured using ELYSIS metal, delivered through Rio Tinto's commercial network.
- **Q4 2020:** Rio Tinto supplied ELYSIS metal to AB InBev as part of partnership to produce their most sustainable can – piloted with Michelob ULTRA.
- **Q2 2021:** Selected our Alma smelter in Saguenay-Lac-Saint-Jean, Quebec, for the first installation and demonstration of its inert anode technology at a commercial size of 450 kiloamperes (kA) and start of construction of the first prototype cells.
- **Q4 2021:** Successfully produced aluminium without any direct greenhouse emissions at its Industrial Research and Development Center in Saguenay, Canada.
- **Q2 2022:** Partnership with Corona Canada, the launch of Canada's first specially-marked, low carbon beverage can. The cans were made using aluminium from Rio Tinto and leveraging ELYSIS™ technology.

Rio Tinto
©2022, Rio Tinto, All Rights Reserved
37

Kaizens continuing to supplement RTSPS deployments for immediate value

Iron Ore – Marandoo dewatering bore turnover time

- Dewatering bore turnover time was risking access to 30.5Mt of saleable ore at Marandoo over a five-year period
- Kaizen addressed alignment of accountabilities, replication opportunities and processes simplification
- Kaizen target was to achieve bore turnover rate reduction from 36 to 21 days. Achieved 14 days in April



Copper – Kennecott shovel shift change

- Addressing productivity opportunities with shovel loads and stacking delays
- Kaizen resulted in a 14% improvement in shovel loads over the shift change with an increase of ~10kt per day. Increase in supervisor field time



RTSPS = Rio Tinto Safe Production System

RioTinto

©2022, Rio Tinto, All Rights Reserved

38

We have the world’s largest autonomous drill fleet - 30 drills supporting both Caterpillar and Epiroc platforms Since 2014, Pilbara iron ore has drilled more than 25 million metres autonomously since formally deploying the technology at West Angelas in 2014 Iron ore has delivered safe, automated production drilling, supervised from a remote location of up to 8 drills per operator. Performance and data quality exceeds traditional manned operations Value drivers are: - Improves productivity (20% uplift in productivity with demonstrated drill Effective Utilisation above 60%) - Reduces production variability. Plan vs actual of drill accuracy reduces errors and allows tighter control - Safety benefits of no personnel in cab during operation. Also offers more controlled interactions with other mobile assets and personnel when working on a blast bench Automation Drill System (ADS) – supporting delivery of first ore at Gudai-Darri - Delivers quality production data to enable and support other compatible technologies e.g. the Rio Tinto Smart Charge Truck and blast optimisation automation initiative. This will fundamentally drive improved blast outcomes and reduce the likelihood of heritage area damage due to poor drill and blast practices We integrated the new Caterpillar MD6310 drill platform into the current fleet of drills that operate from the Operations Centre in Perth allowing for: - More sustained and stable operations during COVID- 19 periods - Perth-based rosters for drill controllers - Skill development for drill operators to include supervision, management and optimisation of a fleet of drills, beyond operating a single drill on site - We have partnered with Komatsu North America to develop and integrate the ADS package onto a Komatsu cable electric drill. This is for Iron Ore Canada to retrofit their 12 drill fleet from 2024 39©2022, Rio Tinto, All Rights Reserved

Agile mining and right sized trucks driving zero emissions productivity – The Agile Mining/Right Size Autonomous Trucks (RSATe) programme is underway in partnership with Scania, with a trial happening at the Channar mine in the Pilbara – The programme is testing whether smaller, civil size trucks can be used in mining, and looks to revolutionise the way we mine in the future. Agile mining with smaller trucks can be more selective, leading to more ore being produced in our operations – By introducing automation and electrification to the mix, we’re increasing operator safety, and helping to reach our decarbonisation goals. RSATe bring a step change in productivity and resource recovery with zero emissions – Resource recovery is improved by up to 3%, with a 10% strip ratio and mine footprint reduction – Development speed is faster and more flexible by partnering with automotive companies. Greenfield construction time is reduced due to size of associated mine infrastructure – Lower unit capital expenditure costs (10-25%) and anticipated lower operating expenditure, compared to ultra-class fleets 40©2022, Rio Tinto, All Rights Reserved

41 Inflation impacts on closure liabilities – At the balance sheet date we reflect the latest view of closure cost obligations in current year real terms, which is achieved by adjusting the existing estimate for current year inflation – Inflation expectations have risen significantly over the last 12 months. Assumptions and outcomes across the Group's most significant regions have averaged around 2% in recent years. – The effect of inflation is recorded within three separate line items in the table of provisions depending on nature of the adjustment and underlying cash flows as follows: – The increased amortisation charge reflects the adjustment needed to take account of prevailing inflation expectations at the start of the year (around 6%). Adjustments (1) and (2) relate to the increase to inflation assumptions during the first six months of the year. – The long-term discount rate in USD real-terms of 1.5% remains unchanged. 01. Adjustments to mining properties - increase in existing and new provisions. 02. Charged to profit - increase in existing and new provisions charged to operating costs for fully impaired / closed sites and clean-up provisions. 03. Increase in amortisation charge when compared with the same period in 2021. ©2022, Rio Tinto, All Rights Reserved

Impact made up of: Provision at 1 Jan Amortisation of discount Jan inflation assumption June inflation assumption Impact of June inflation update Capitalised to closure assets Excluded from underlying earnings Charged to operating costs US$m % US$m % % US$m Australia 7,605 7.1 271 5.5 12.4 269 85 USA 4,057 6.7 136 5.2 12.9 162 125 Canada 1,662 8.2 68 6.6 13.6 60 115 Rest of world 1,218 5.3 28 49 35 14,542 503 540 360 43 137 42 Inflation impacts on closure liabilities 2022 2021 Change A. Amortisation of discount (opening inflation assumption at January) 503 206 297 B. Charged to operating costs / underlying EBITDA (inflation assumptions June update) 137 - 137 C. Increase in P&L charges arising from higher rates of inflation 434 Higher rates of inflation have increased our closure liabilities with an impact to underlying earnings. In 2022 first half, this resulted in increased charges of approximately US$400 million C pre-tax within underlying earnings compared with 2021 first half, including a $300 million A increase in amortisation of discount, with the remainder B impacting underlying EBITDA. Impact of inflation on H122 earnings vs H121 (US$million) ©2022, Rio Tinto, All Rights Reserved

Debt maturity profile 30 June 2022 debt maturity profile* ©2022, Rio Tinto, All Rights Reserved 43 $ million * Numbers based on June 2022 accounting value. The debt maturity profile shows $1.3 billion of capitalised leases under IFRS 16 Average outstanding debt maturity of corporate bonds ~15 years (~10 years for Group debt) No corporate bond maturities until 2024 Liquidity remains strong under stress tests $7.5bn back-stop Revolving Credit Facility matures in November 2026. It has two additional one-year extension options 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 20 22 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 + External borrowings Leases

Group level financial guidance

	2022	2023	2024
CAPEX			
Total Group	~$7.5bn	~$9.0 – 10.0bn	~$9.0 – 10.0bn
Sustaining Capex Group	~$3.5bn	~$3.5bn	~$3.5bn
Pilbara Sustaining Capex	~$1.5bn*	~$1.5bn	~$1.5bn

- $1.5bn** to decarbonise our assets from 2022 to 2024
- Total decarbonisation investment of ~$7.5bn* from 2022 to 2030, predominantly in second half of decade

- Ambition to grow and decarbonise reflected in 2023-24 capex of $9-10bn including up to $3bn in growth spending, depending on opportunities
- Replacement spending $2-3bn per year

Effective tax rate	~30% expected in H2	
Returns	Total returns of 40 – 60% of underlying earnings through the cycle	

* Subject to ongoing inflationary pressure | ** Estimated investment as of 30 June 2022. Marginal Abatement Cost Curves (MACC) and large decarbonisation projects will be updated regularly



LOOK FOR TRAINS

RioTinto

©2022, Rio Tinto, All Rights Reserved

44

45 Product group level guidance 2022 Production Guidance 2022 Costs Iron Ore Shipments 320 – 335Mt1 (100% basis) $19.5-21.0/wmt (FOB), based on an Australian dollar exchange rate of $0.71 Copper Mined Copper Refined Copper 500 to 575kt 230 – 290kt C1 Copper unit costs 130-150 US c/lb Aluminium Bauxite Alumina Aluminium 54 – 57Mt 7.6 – 7.8Mt 3.0 – 3.1Mt Modelling guidance provided (slide 14) Minerals TiO2 IOC pellets and concentrate2 B2O3 Diamonds3 1.1 to 1.4Mt 10.0 – 11.0Mt ~0.5Mt 4.5 – 5.0m carats 1 Pilbara shipments guidance remains subject to risks around ramp-up of new mines and management of cultural heritage. | 2 Iron Ore Company of Canada. | 3 Reflects 100% ownership of Diavik (previously 60%) ©2022, Rio Tinto, All Rights Reserved

Modelling EBITDA 46 Underlying EBITDA sensitivity Average published price/exchange rate for HY 2022 US$ million impact on full year 2022 underlying EBITDA of a 10% change in prices/exchange rates Copper 442c/lb 629 Aluminium $3,082/t 1,374 Gold $1,874/oz 69 Iron ore realised price (62% Fe CFR freight-adjusted) $120.5/dmt 3,112 A$ 0.72US$ 671 C$ 0.79US$ 346 Oil (Brent) $105.9/bbl 203 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital ©2022, Rio Tinto, All Rights Reserved

Application of the returns policy 47 Capital return considerations Comments Results for HY 2022 – Operating cash flow of $10.5 billion – FCF of $7.1 billion1 – Underlying earnings down 29% to $8.6 billion Long-term growth prospects – Focused on Oyu Tolgoi – Investing in replacing high quality assets in Pilbara and Kennecott – Ongoing exploration and evaluation programme Balance sheet strength – Strong balance sheet with net cash of $291 million 40-60 per cent of underlying earnings through the cycle – Interim pay-out of 50% based on (i) Strong financial performance in first half 2022 (ii) strong balance sheet (iii) outlook Balanced between growth and shareholder returns – Defined growth pipeline and a strong balance sheet providing capacity for shareholder return – Our priority is to generate long-term value by consistently implementing our strategic objectives – through the cycle. We continue to maintain our capital discipline in times of macro-economic challenge and uncertainty. We have made additional returns in times of surplus cash flow and lower capital needs and we will continue to pay attractive dividends to our shareholders in line with our payout policy Outlook – The economic outlook is weakening due to the Russia-Ukraine war, tighter monetary policy to curb rising inflation, and targeted COVID-19 restrictions in China 1 Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E ©2022, Rio Tinto, All Rights Reserved

Group Income Statement and Cash flow statement

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)[2]	
	Jun-22 YTD US$m	Jun-21 YTD US$m	Jun-22 YTD US$m	Jun-21 YTD US$m	Jun-22 YTD US$m	Jun-21 YTD US$m
Consolidated sales revenue	29,775	33,083	805	844	28,970	32,239
Profit after tax for the period	9,413	13,068	422	426	8,911	12,642
– attributable to owners of Rio Tinto (net earnings)	8,908	12,313	215	215	8,693	12,098
– attributable to non-controlling interests	505	755	207	211	298	544
Alternative performance measures (as per Financial Information by Business Unit)						
Underlying EBITDA	15,597	21,037	313	528	15,284	20,509
Underlying Earnings	8,627	12,166	142	152	8,485	12,014
Cash flows from operations	14,545	18,905	365	95	14,180	18,810
Capital expenditure	(3,146)	(3,336)	(484)	(460)	(2,662)	(2,876)

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

(1) Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.
(2) Includes income and expenses arising in other Rio Tinto group companies from transactions with Oyu Tolgoi and Turquoise Hill.

RioTinto
©2022, Rio Tinto, All Rights Reserved
48

Group Balance Sheet

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)	
	Jun-22 YTD US$m	Dec-21 YTD US$m	Jun-22 YTD US$m	Dec-21 YTD US$m	Jun-22 YTD US$m	Dec-21 YTD US$m
Non-current assets	78,488	78,464	12,982	12,250	65,506	66,214
Current assets	23,417	24,432	807	1,129	22,610	23,303
Total assets	101,905	102,896	13,789	13,379	88,116	89,517
Current liabilities	(13,109)	(12,627)	(1,275)	(954)	(11,834)	(11,673)
Non-current liabilities[2]	(31,698)	(33,679)	(3,766)	(4,085)	(27,932)	(29,594)
Total liabilities	(44,807)	(46,306)	(5,041)	(5,039)	(39,766)	(41,267)
Net assets	57,098	56,590	8,748	8,340	48,350	48,250
Equity attributable to non-controlling interests	6,541	5,158	4,248	2,846	2,293	2,312
Equity attributable to owners of Rio Tinto	50,557	51,432	4,500	5,494	46,057	45,938
Total equity	57,098	56,590	8,748	8,340	48,350	48,250

Alternative performance measures (as per Financial Information by Business Unit)

Operating assets	50,266	49,856	8,246	8,998	42,020	40,858
Net cash/(debt)	291	1,576	(3,746)	(3,504)	4,037	5,080
Equity attributable to owners of Rio Tinto	50,557	51,432	4,500	5,494	46,057	45,938

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

(1) Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.
(2) Includes income and expenses arising in other Rio Tinto group companies from transactions with Oyu Tolgoi and Turquoise Hill.

RioTinto
©2022, Rio Tinto, All Rights Reserved
49

50 Common acronyms RTSPS Rio Tinto Safe Production System ROCE Return on capital employed EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation CAGR Compound annual growth rate USD United States dollar Bn Billion NPV Net present value ESG Environmental, Social, and Governance IRR Internal rate of return R&D Research and development VAP Value-added product T Tonne Mt Million tonnes Gt Giga tonnes tCO2 Tonne of carbon dioxide tCO2 e Tonne of carbon dioxide equivalent Pa Per annum PJ Petajoule Mtpa Million tonnes per annum CO2 Carbon dioxide GHG Greenhouse gas MACC Marginal Abatement Cost Curve Mwh Megawatt hour MW Megawatt GW Gigawatt ©2022, Rio Tinto, All Rights Reserved